SEC Mail Process Section
MAR 01 2016
Washington DC
413

16014446

S SSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Financial Corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates — (816) 860-8796
(Area Code - Telephone No.)

Chief Financial Officer and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1100	Kansas City	Missouri	64106-2162
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates ______ 2-23-16

Signature Date

CFO-COO

Title

Nikki King

Notary Public

NIKKI KING
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: Oct 7, 2019
Commission # 11417660

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2015, Supplemental Schedules as of December 31, 2015 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2015, and the related statements of income, change in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules (I), (II), and (III) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules (I), (II), and (III) is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$5,303,119
Trading securities - At fair value	1,309,204
Receivable from clearing broker	139,574
Other receivable	157,920
Deferred income tax assets, net	358,356
Prepaid expenses	51,860
Total assets	$7,320,033

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Sales commission payable	$ 232,770
Deferred compensation plan	700,322
Accrued profit sharing payable	281,026
Other accruals	198,254
Income tax payable	262,895
Total liabilities	1,675,267
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	4,494,766
Total stockholder's equity	5,644,766
TOTAL	$7,320,033

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Fees	$6,386,982
Commissions	3,576,076
Investment income and other	303,765
Total revenues	10,266,823
EXPENSES:	
Employee compensation and benefits	5,877,771
Regulatory fees and expenses	50,623
Other	3,078,217
Total expenses	9,006,611
INCOME BEFORE INCOME TAXES	1,260,212
INCOME TAX EXPENSE	499,282
NET INCOME	$ 760,930

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2014	$100,000	$ 1,050,000	$ 3,733,836	$ 4,883,836
Net income	-	-	760,930	760,930
BALANCE — December 31, 2015	$100,000	$ 1,050,000	$ 4,494,766	$ 5,644,766

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 760,930
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,700
Deferred income taxes	(51,239)
Net decrease in trading securities	5,967
Changes in:	
Receivable from clearing broker	(92,629)
Other receivable	13,251
Prepaid expenses	(51,860)
Sales commission payable	(14,701)
Deferred compensation plan	146,254
Accrued profit sharing payable	118,645
Other accruals	(60,289)
Income tax payable	(58,591)
Total cash flows provided by operating activities	719,438
NET INCREASE IN CASH AND CASH EQUIVALENTS	719,438
CASH AND CASH EQUIVALENTS — Beginning of year	4,583,681
CASH AND CASH EQUIVALENTS — End of year	$5,303,119
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid	$ 609,112

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. From January 1, 2015 to April 30, 2015, the Company was a wholly owned subsidiary of UMB Bank, n.a. (UMB Bank), which is a wholly owned subsidiary of UMB Financial Corporation (UMBFC). As of May 1, 2015, the Company became a wholly owned subsidiary of UMBFC in order to allow UMBFS to provide a broader range of services to customers.

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including UMB Bank and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at broker and dealer that is held in a money market fund. As of December 31, 2015, cash held at UMB Bank and cash held at NFS totaled $1,053,119 and $4,250,000, respectively. For all funds received on behalf of customers, the Company records an offsetting account payable and makes payment on behalf of the customer the next business day.

Trading Securities — Marketable securities held by UMB Bank, which consist of U.S. government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in the investment income and other line on the statement of income. Such transactions are recorded on a trade date basis.

Receivable from Clearing Broker — Receivable from Clearing Broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded when earned.

Other Receivable — Other receivables consist of 401(k) fees, 12b-1 fees, and variable annuity receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when earned.

Commissions — Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when earned.

Fees — Fees represent asset-based and transaction-based fees that are earned from customers. Fees are recognized when earned.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2015 as management believes it is more likely than not that deferred taxes will be realized based upon expectations of future taxable income. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2012. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMBFC in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination by the relevant taxing authority. Based on its evaluation, the Company has determined that there were no uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2015, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. RELATED-PARTY TRANSACTIONS

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
Management fees	$ 527,636	UMB Financial Corporation	Income	Other expense
Income taxes	499,282	UMB Financial Corporation	Income	Income tax expense
401(k) profit sharing contributions	281,026	UMB Financial Corporation	Financial Condition	Accrued profit sharing payable
Stock-based compensation	77,711	UMB Financial Corporation	Income	Employee compensation & benefits
Trust relationship manager fees	147,964	UMB Bank, N.A.	Income	Commissions
Investment advisory fees	86,774	UMB Bank, N.A.	Income	Other expense
License maintenance fees	38,160	UMB Bank, N.A.	Income	Fees
Support services	15,792	UMB Bank, N.A.	Income	Other expense
Corporate underwriting referral fees	2,403	UMB Bank, N.A.	Income	Other expense
Group life insurance fees	449,265	UMB Insurance, Inc.	Income	Commissions
Variable annuity fees	311,796	UMB Insurance, Inc.	Income	Other expense
Fixed annuity fees	183,895	UMB Insurance, Inc.	Income	Commissions
Individual life fees	146,988	UMB Insurance, Inc.	Income	Commissions
Individual health insurance fees	10,598	UMB Insurance, Inc.	Income	Commissions

Management fees and support services – UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services including postage and office occupancy. These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

Income taxes - UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the consolidated tax expense.

401(k) profit sharing and stock-based compensation - The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Additionally, the Company participates in the Long-Term Incentive Compensation Plan (LTIP) administered by UMBFC. The plan consists of performance-based and service-based stock grants, along with non-qualified stock options.

Trust relationship management fees - The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers to act as an agent in this relationship and to provide fiduciary services.

Investment advisory fees – The Company pays fees to UMB Bank for investment advisory services related to the Company's mutual fund wrap fee program. Services include asset allocation advice, investment research, outside fund manager reporting, and client consulting.

License maintenance fees - The Company receives fees from UMB Bank for maintaining FINRA compliance for UMB Bank licensed associates. Services provided by the Company include record tracking, annual certification training, licensed associate supervision and regulatory response inquiries.

Corporate underwriting referral fees – UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements.

Annuity fees - UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance enters into fixed annuity contracts with customers. The Company sells the investment product and receives fees from UMB Insurance for those services.

Insurance fees - UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2015, the Company had net capital, as defined, of $4,928,634, which was $4,678,634 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 as of December 31, 2015.

4. INCOME TAXES

The provision for income tax expense for the year ended December 31, 2015 consists of the following:

Current tax expense:	
Federal	$ 481,834
State	68,687
Total current tax expense	550,521
Deferred tax (benefit) expense:	
Federal	(56,154)
State	4,915
Total deferred tax benefit	(51,239)
Total tax expense	$ 499,282

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2015 are as follows:

Tax benefit at statutory rate of 35%	$ 441,074
State income taxes — net of federal effect	47,841
Non-deductible expenses	8,859
Other	1,508
Total	$ 499,282

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2015, the Company had $262,895 of income taxes payable recorded of which the balance principally relates to amounts due for its share of taxes related to consolidated federal and state taxes.

Net deferred income tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:	
Accrued bonus	19,907
Stock compensation	64,793
Deferred compensation	261,668
Deferred fee income	30,642
Other	723
Total deferred tax assets	377,733
Deferred tax liabilities:	
Prepaid expenses	(19,377)
Total deferred tax liabilities	(19,377)
Net deferred income tax assets	$ 358,356

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2015, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2015, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, trading securities, and receivable from clearing broker. The estimated fair value of such financial instruments at December 31, 2015, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with Accounting Standards Codification 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2015. There was no transfer between valuation levels during the year.

	Fair Value Using			Total
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Trading securities —				
U.S. government and agencies	$ -	$ 1,309,204	$ -	$ 1,309,204

SUPPLEMENTAL SCHEDULES

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

	As Audited	Adjustments*	As filed in Form X-17A-5 on January 11, 2016
TOTAL STOCKHOLDER'S EQUITY	$ 5,644,766	$ 7,170	$ 5,651,936
DEDUCTIONS AND CHARGES:			
Prepaid expenses	51,860		51,860
Interest receivable	5,617		5,617
Other receivable	98		98
Deferred income tax asset, net	358,356	(11,574)	346,782
Total non-allowable assets	415,931	(11,574)	404,357
Other deductions and charges	280,479		280,479
Haircuts on securities positions	19,722	-	19,722
Total	716,132	(11,574)	704,558
NET CAPITAL	$ 4,928,634	$ 18,744	$ 4,947,378
AGGREGATE INDEBTEDNESS:			
Total liabilities	$ 1,675,267	(83,744)	$ 1,591,523
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 4,678,634	$ 18,744	$ 4,697,378
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1		0.32 to 1

* The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

UMB FINANCIAL SERVICES, INC.'S EXEMPTION REPORT
DECEMBER 31, 2015

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates
UMB Financial Services, Inc., Chief Financial Officer and Chief Operating Officer
February 26, 2016

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
UMB Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by UMB Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2627*********************MIXED AADC 220
034999 FINRA DEC
UMB FINANCIAL SERVICES INC
928 GRAND BLVD
KANSAS CITY MO 64106-2008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angie Gates 816-860-8796

2. A. General Assessment (item 2e from page 2)		$ 11,112.79
B. Less payment made with SIPC-6 filed (**exclude interest**) July 1, 2015 (Date Paid)		(5,532.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,580.79
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,580.79
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,580.79	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UMB Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO - CFO
(Title)

Dated the 11th day of Feb, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,331,771.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,460,002.00
(2) Revenues from commodity transactions.	482.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	455,203.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	10,887.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,926,654.00
2d. SIPC Net Operating Revenues	$ 4,445,117.00
2e. General Assessment @ .0025	$ 11,112.79
	(to page 1, line 2.A.)